SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                    SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                    (Amendment No.3)

               Michigan National Corporation
                    (Name of Issuer)

          Common Stock (Title of Class of
Securities)

               594563108 (CUSIP Number)

     MICHAEL F. PRICE, HEINE SECURITIES CORPORATION
               51 JOHN F. KENNEDY PARKWAY
          SHORT HILLS, NJ 07078   (201) 912-
2152
          (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                    February 6, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on the following page(s))
                         Page 1 of 5 pages

CUSIP No 594563108       13D            Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Heine Securities Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable                          (a) [  ]
                                             (b) [  ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)               [  ]

6    CITIZENSHIP OR PLACE OF INCORPORATION   Delaware

     NUMBER OF      7    SOLE VOTING POWER
     SHARES              None (See Item 5)
     BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY            None (See Item 5)
     EACH           9    SOLE DISPOSITIVE POWER
     REPORTING           None (See Item 5)
     PERSON         10   SHARED DISPOSITIVE POWER
     WITH                None (See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON              None (See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                   [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              0.0% (See Item 5)

14 TYPE OF REPORTING PERSON*
                         IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No 594563108       13D            Page 3 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Michael F. Price

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable                          (a) [  ]
                                             (b) [  ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)               [  ]

6    CITIZENSHIP OR PLACE OF INCORPORATION   United States

     NUMBER OF      7    SOLE VOTING POWER
     SHARES              None (See Item 5)
     BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY            None (See Item 5)
     EACH           9    SOLE DISPOSITIVE POWER
     REPORTING           None (See Item 5)
     PERSON         10   SHARED DISPOSITIVE POWER
     WITH                None (See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON              None (See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                              [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              0.0% (See Item 5)

14 TYPE OF REPORTING PERSON*
                         IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

The Schedule 13D previously filed is hereby amended as follows:

Item 3 (Source and Amount of Funds or Other Consideration) is replaced in its entirety with the following:

The securities reported herein were acquired with funds of approximately $65,953,137.56 (including brokerage commissions);
all such funds were provided from working capital of HSC's advisory clients.

Item 4 (Purpose of Transaction) is replaced in its entirety with the following:

As reported in HSC's prior Schedule 13D filings, HSC has been advocating the sale of the Issuer since early last year. In light of the Issuer's recent announcement of its agreement to be sold to a non-affiliated financial institution, HSC no longer is considering any of the previously reported activities intended to culminate in the sale of the Issuer. Neither HSC nor, to the best knowledge of HSC, any executive officer or director of HSC, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5  Interest in Securities of the Issuer

Paragraphs (a-b), (c), and (e) are replaced in their entirety as follows:

(a-b) Advisory clients of HSC no longer own any securities of the Issuer. Therefore, neither HSC nor Mr. Price may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock of the Issuer.

(c)  Exhibit B (Summary of Transactions Within the Last Sixty
Days) is updated as attached hereto.

(e) HSC and Mr. Price ceased to be the beneficial owners of more than 5% of the Issuer's Common Stock on February 6, 1995.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 1995

/s/ Michael F. Price
President
Heine Securities Corporation

/s/ Michael F. Price

EXHIBIT B

SUMMARY OF TRANSACTIONS WITHIN THE LAST SIXTY DAYS

DATE        BUY/SELL       NUMBER OF SHARES  PRICE
02/06/95  SELL         195,500               $102.000
02/06/95  SELL         696,500               $101.750
02/06/95  SELL         198,400               $100.750
TOTAL               1,090,400